UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70469

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/13/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenbird Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 Knickerbocker Ave, Suite 3
(No. and Street)

Bohemia	NY	11716
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nikolas Costello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenbird Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: OWNER

[signature]
Notary Public

Michael Margulies
Notary Public, State Of New York
No. 01MA6383509
Qualified In Suffolk County
Commission Expires November 19, 2022

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREENBIRD CAPITAL LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

FOR THE PERIOD FROM NOVEMBER 13, 2020 (REGISTRATION DATE)
THROUGH DECEMBER 31, 2021

Greenbird Capital LLC
Financial Statements
For the Period From November 13, 2020 (Registration Date) Through December 31, 2021

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenbird Capital LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

March 31, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Greenbird Capital LLC
Statement of Financial Condition
As of December 31, 2021

ASSETS		
Cash	$	42,232
Due From Clearing Firm		14,143
Deposit With Clearing Firm		50,000
Commissions Receivable - Related Party		146,176
Prepaid Expenses		32,510
Property and Equipment; Net of Accumulated Depreciation of $3,598		14,818
Right of Use Asset		74,061
Other		7,400
Total Assets	$	381,340
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	$	10,675
Commissions Payable		36,962
Lease Liability		74,061
Total Liabilities		121,698
Member's Equity		259,642
Total Liabilities and Member's Equity	$	381,340

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Operations
For the Period From November 13, 2020 (Registration Date) Through December 31, 2021

Revenues		
Commissions	$	626,033
Private Placements		592,737
Interest		8,665
Total Revenues		1,227,435
Expenses		
Commissions, Compensation and Benefits		415,283
Clearing Costs		57,874
Occupancy and Equipment		55,687
Technology and Communications		23,426
Other		252,735
Total Expenses		805,005
Net Income	$	422,430

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Changes in Member's Equity
For the Period From November 13, 2020 (Registration Date) Through December 31, 2021

Balance - November 13, 2020	$ 185,762
Contributions	52,000
Distributions	(400,550)
Net Income	422,430
Balance - December 31, 2021	$ 259,642

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Cash Flows
For the Period From November 13, 2020 (Registration Date) Through December 31, 2021

Cash Flows From Operating Activities:	
Net Income	$ 422,430
Items Which Do Not Impact Cash:	
Depreciation	3,598
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in Accounts Receivable	(14,143)
Increase in Commissions Receivable - Related Party	(146,176)
Decrease in Right of Use Asset	49,878
Increase in Clearing Deposit	(50,000)
Decrease in Prepaid Expenses	557
Increase in Commissions Payable	36,962
Decrease in Lease Liability	(49,878)
Increase in Accounts Payable and Accrued Expenses	8,675
Net Cash Provided by Operating Activities	261,903
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(7,133)
Cash Flows Used in Investing Activities	(7,133)
Cash Flows From Financing Activities:	
Contributions	52,000
Distributions	(400,550)
Cash Flows Used in Financing Activities	(348,550)
Net Decrease in Cash	(93,780)
Cash - Beginning of Period	136,012
Cash - End of Period	$ 42,232

Supplemental Cash Flows Disclosures:

Non Cash Financing Activity

Contribution of expenses paid by Member on behalf of Company	$ 13,000

The accompanying notes are an integral part of these financial statements.

GREENBIRD CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD NOVEMBER 13, 2020 (REGISTRATION DATE)
THROUGH DECCEMBER 31, 2021

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Greenbird Capital LLC (the "Company") is wholly owned by Greenbird Holdings LLC (the "Member"). The Company is a registered broker dealer organized under the laws of the state of New York on October 25, 2019. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states. As a limited liability company, the member's liability is limited to its investment.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities, mutual funds, structured notes and options trading. The Company additionally engages in the private placement of securities.

Cash: The Company maintains its cash balances in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes commission and concession income and fees from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date The Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued):
Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $91,700 which was $86,700 above its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 51.94%.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – DUE FROM AND DEPOSIT WITH CLEARING FIRM

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable. The receivable is considered fully collectible at December 31, 2021, and no allowance is required.

NOTE E – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

NOTE F - LEASES

The Company leases office space under a non-cancelable operating lease expiring in August 2023. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 5% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,	
2022	$45,889
2023	31,098
Total	$ 76,987

Total undiscounted lease payments	$76,987
Less imputed interest	(2,926)
Total lease liability	$74,061

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the period ended December 31, 2021, was $52,088.

NOTE G - RELATED PARTY TRANSACTIONS

The Company earned all private placement revenues from its sale of interests in a fund in which the manager of the fund is wholly owned by the owners of the Company's Member. The commissions receivable from the related party at December 31, 2021, of approximately $146,176 arose from the Company's sale of such interests.

At times, the Member pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement or forgives the amount to which it is entitled to be reimbursed which is recorded by the Company as a contribution. There are no amounts due at December 31, 2021, arising from the Member's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financials statements if these transactions with related parties did not exist.

NOTE H – CONCENTRATIONS

All of the Company's private placement revenue was earned from the sale of interests in one fund.

NOTE I - ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

Greenbird Capital LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

As of December 31, 2021

Member's Equity	$	259,642
Non-allowable Assets		
Commission Receivable, Net		113,214
Prepaid Expenses		32,510
Property and Equipment, Net		14,818
Other		7,400
Total Non-Allowable Assets		167,942
Net Capital		91,700
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness		5,000
Excess Net Capital	$	86,700
Total Aggregrate Indebtedness	$	47,637
Ratio of Aggregate Indebtedness to Net Capital		0.52 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2021:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Part IIA Form X-17A-5 as amended on March 30, 2022

Greenbird Capital LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Greenbird Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greenbird Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Greenbird Capital LLC stated that Greenbird Capital LLC met the identified exemption provisions throughout the most recent fiscal period without exception. Greenbird Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbird Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 31, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

GREENBIRD CAPITAL LLC'S EXEMPTION REPORT

Greenbird Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the period from November 13, 2020 to December 31, 2021, without exception.

Nikolas Costello, Founder
March 25, 2022